UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 019848
CUSIP NUMBER
NOTIFICATION OF LATE FILING	349882 10 0

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 7, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fossil, Inc.
Full Name of Registrant

Former Name if Applicable

2280 N. Greenville Avenue
Address of Principal Executive Office (Street and Number)

Richardson, Texas 75082
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced on November 14, 2006, Fossil, Inc. (the “Company”) formed a committee made up of all independent members of its Board of Directors (the “Special Committee”) to voluntarily review the Company’s historical equity granting practices.  On May 7, 2007, the Company announced that the Special Committee had presented its final report to the Board of Directors on May 4, 2007.  As a result of the findings of the report, the Company’s management is currently working to revise certain incorrect measurement dates in accordance with Accounting Principals Board Opinion No. 25, “Accounting for Stock Issued to Employees”, for impacted stock option grants for fiscal years from 1993 to 2005 and SFAS 123R, “Share-Based Payments”, for grants made subsequent to fiscal year 2005. The Company anticipates restating its previously issued consolidated financial statements for fiscal years 2004 and 2005, for all fiscal quarters of 2005 and the first and second fiscal quarters of 2006. As a result of the restatement, the Company may also elect to record additional non-cash charges related to immaterial accounting adjustments previously not recorded by the Company. Accordingly, the Company is delaying the filing of its Quarterly Report on Form 10-Q for the quarter ended April 7, 2007 (the “Form 10-Q”) until after the Company completes its restatement.  The Company does not currently expect that it will in a position to file the Form 10-Q on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Randy S. Hyne	(972)	234-2525
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	Quarterly Report on Form 10-Q for the quarter ended October 7, 2006

	Annual Report on Form 10-K for the year ended January 6, 2007

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced certain financial results, primarily related to net sales, gross profit and selected balance sheet data, for the quarter ended April 7, 2007 in a press release dated May 15, 2007 that was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 15, 2007. On May 15, 2007, the Company also broadcast via teleconference and on the internet a conference call to discuss with investors the preliminary financial results for the quarter ended April 7, 2007. A replay of the conference call is available on the Company’s website at www.fossil.com. Please refer to the Form 8-K filed with the SEC and the replay of the conference call on the Company’s website regarding certain financial information for the quarter ended April 7, 2007.  Because the restatement is not complete, the Company is unable to determine the impact of an adjustment, if any, to financial results.  There can be no assurance that the Company will not have to adjust certain amounts provided in the press release and during the conference call until after the Company completes its restatement.

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the impact of the Special Committee’s recommendations and findings, expectations as to the requirement for and the completion of the restatement (including any adjustments contained in such restatement) and timing of the filing of the quarterly report on Form 10-Q for the period ended April 7, 2007, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements.  Among the factors that could cause such results or events to differ materially are the impact of the Special Committee’s findings and recommendations with respect to the Company’s equity granting practices as well as the other risks and uncertainties set forth in the Company’s press release dated May 15, 2007 and the Company’s SEC reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance concerning the results of the restatement or the timing of the filing of the Quarterly Report on Form 10-Q for the period ended April 7, 2007.

Fossil, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2007	By	/s/ Mike L. Kovar
Mike L. Kovar
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.     This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.     Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).